================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                             -----------------------

                            EINSTEIN/NOAH BAGEL CORP.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    282577105
                                 (CUSIP Number)
                             -----------------------

                            RICHARD S. BORISOFF, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                FEBRUARY 10, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

----------------------------                      ------------------------------
CUSIP NO. 282577105                                    PAGE  2  OF  11 PAGES
----------------------------                      ------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ENB Acquisition LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Partner Contributions
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  00
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                                    PAGE  3  OF  11 PAGES
----------------------------                      ------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Fund III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                                    PAGE  4  OF  11 PAGES
----------------------------                      ------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  TCR G.P. LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                                    PAGE  5  OF  11 PAGES
----------------------------                      ------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  J. William Uhrig (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                                    PAGE  6  OF  11 PAGES
----------------------------                      ------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  W. Robert Wright (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                               PAGE  7  OF 15 PAGES
----------------------------                      ------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Thomas G. Weld (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                                    PAGE  8  OF  11 PAGES
----------------------------                      ------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Willem F. P. de Vogel (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER
                                          2,114,494 (maximum upon conversion of
          NUMBER OF                       the Debentures - see Item 5 herein)(1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER
                                          2,114,494 (maximum upon conversion of
                                          the Debentures - see Item 5 herein)(1
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,114,494 (maximum upon conversion of the Debentures -
                  see Item 5 herein)(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
(1) Calculation based upon the conversion price of $21.25 per share, subject to adjustment under certain conditions in accordance with the terms of the Indenture dated as of May 29, 1997.

----------------------------                      ------------------------------
CUSIP NO. 282577105                                    PAGE  9  OF  11 PAGES
----------------------------                      ------------------------------


                         AMENDMENT NO. 1 TO SCHEDULE 13D


                  This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D dated as of January 26, 2001 (the "Original 13D"), in the following respects only. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original 13D.


ITEM 1.           SECURITY AND ISSUER.

                  Unchanged.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Unchanged.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Unchanged.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by the addition of the following:

                  On February 10, 2001, ENB entered into an Asset Purchase Agreement, dated as of February 10, 2001 (the "Asset Purchase Agreement"), by and among the Company, Einstein/Noah Bagel Partners, L.P. ("ENBP") and ENB, pursuant to which the Company and ENBP have agreed to sell and ENB has agreed to purchase substantially all of the assets of the Company and ENBP, for an aggregate purchase price of $167.7 million, consisting of $145 million in cash and the assumption of $22.7 million in liabilities.

                  The Asset Purchase Agreement, which has been approved by the boards of directors of the Company and ENBP, is subject to approval of the United States Bankruptcy Court for the District of Arizona, where the companies' Chapter 11 cases are pending.

                  The foregoing summary of the Asset Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to Exhibit 1 which is incorporated herein by reference.

----------------------------                      ------------------------------
CUSIP NO. 282577105                                   PAGE  10  OF  11 PAGES
----------------------------                      ------------------------------


ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

                  Unchanged.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                  OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                  OF THE ISSUER.

                  Except for the Asset Purchase Agreement described more fully in Item 4 above and which is incorporated by reference herein, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Asset Purchase Agreement, dated February 10, 2001, by and among the Company, ENBP and ENB, incorporated by reference to the Company's Form 8K filed with the Securities and Exchange Commission on February 13, 2001.

----------------------------                      ------------------------------
CUSIP NO. 282577105                                   PAGE  11  OF  11 PAGES
----------------------------                      ------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2001

                               ENB ACQUISITION LLC

                               By: Three Cities Fund III, L.P.,
                                   its Managing Member

                               By: TCR G.P. LLC,
                                   its General Partner


                                   By: /s/ J. William Uhrig
                                       ---------------------------------------
                                       J. William Uhrig,
                                       a Managing Member


                               THREE CITIES FUND III, L.P.

                               By: TCR G.P. LLC
                                   its General Partner


                                   By: /s/ J. William Uhrig
                                       ---------------------------------------
                                       J. William Uhrig,
                                       a Managing Member

                               TCR G.P. LLC


                                   /s/ J. William Uhrig
                               -----------------------------------------------
                               By: J. William Uhrig,
                                   a Managing Member


                                   /s/ J. William Uhrig
                               -----------------------------------------------
                                   J. William Uhrig


                                   /s/ W. Robert Wright
                               -----------------------------------------------
                                   W. Robert Wright


                                   /s/ Willem F. P. De Vogel
                               -----------------------------------------------
                                   Willem F. P. de Vogel


                                   /s/ Thomas G. Weld
                               -----------------------------------------------
                                   Thomas G. Weld